UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Neoleukin Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64049K104

(CUSIP Number)

Jonathan G. Drachman

c/o Neoleukin Therapeutics

1616 Eastlake Avenue East, #360

Seattle, Washington 98102

(206) 732-2133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Effie Toshav

Fenwick & West LLP

1191 Second Avenue

10th Floor

Seattle, Washington 98101

December 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jonathan G. Drachman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,198,686
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,198,686
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	Based on 37,977,381 shares of the Issuer’s Common Stock (as such terms are defined below) outstanding on December 20, 2019.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.000001 per share (“Common Stock”), of Neoleukin Therapeutics, Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 1616 Eastlake Avenue East, #360, Seattle, Washington 98102.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of Jonathan G. Drachman (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Neoleukin Therapeutics, 1616 Eastlake Avenue East, #360, Seattle, Washington 98102.

(c) The Reporting Person’s present principal occupation is as the Chief Executive Officer and President of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 8, 2019, the Issuer completed a merger transaction whereby Neoleukin Therapeutics, Inc., a Delaware corporation (“Former Neoleukin”), merged with Apollo Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer in accordance with the terms of the Agreement and Plan of Merger, dated as of August 5, 2019, with Former Neoleukin surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).

In connection with the closing of the Merger, on August 8, 2019, in consideration for the shares of Former Neoleukin held by the Reporting Person, the Reporting Person received 568,039 shares of the Issuer’s common stock (the “Common Stock”) and 12,616 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

On September 9, 2019, the Reporting Person purchased 76,822 shares of Common Stock for a weighted average purchase price of $2.845 per share with personal funds.

On September 10, 2019, the Reporting Person purchased 36,742 shares of Common Stock for a weighted average purchase price of $3.0834 per share with personal funds.

On September 11, 2019, the Reporting Person purchased 136,436 shares of Common Stock for a weighted average purchase price of $3.2975 per share with personal funds.

On November 12, 2019, 12,616 shares of the Series A Preferred Stock held by the Reporting Person automatically converted into 1,261,600 shares of Common Stock (the “Preferred Stock Conversion”).

On December 17, 2019, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities Inc. and Piper Jaffray & Co. (the “Representatives), as representatives of the several underwriters listed on Schedule A thereto (the “Underwriters”), relating to a public offering (the “Offering”) of an aggregate of 10,263,750 shares of Common Stock, including 1,338,750 shares issued to the Underwriters upon exercise of an option to purchase additional shares, at a public purchase price of $8.40 per share. The Offering closed on December 20, 2019.

Pursuant to the Offering, on December 20, 2019, the Reporting Person purchased 119,047 shares of Common Stock at the public purchase price of $8.40 per share. The Reporting Person purchased the Common Stock with his personal funds.

Item 4.	Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

The Reporting Person acquired the Common Stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of common stock or warrants of the Issuer. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to the investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Issuer which he now owns or may hereafter acquire. Any decision of the Reporting Person to increase his holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

(a) As of December 20, 2019, the Reporting Person beneficially owned 2,198,686 shares of Common Stock, or 5.8% of the issued and outstanding Common Stock.

All ownership percentages are based on 37,977,381 shares of the Issuer’s common stock outstanding as of December 20, 2019, based on information provided to the Reporting Person by the Issuer.

(b) The Reporting Person has the sole power to vote and dispose or direct the disposition of the shares of Common Stock directly held by the Reporting Person.

(c) The Preferred Stock Conversion described in Item 3 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 16, 2019, the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which the Reporting Person agreed not to engage in certain transfers of or other transactions in the Common Stock for a period of 60 days from the closing of the Offering, without the prior written consent of the Representatives. The foregoing description of the Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Lock-Up Agreement, dated as of December 16, 2019 (filed herewith).

Exhibit 99.2: Agreement and Plan of Merger by and between Aquinox Pharmaceuticals, Inc., Apollo Sub, Inc., and Neoleukin Therapeutics, Inc., dated August 5, 2019, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019.

By:	/s/ Jonathan G. Drachman
Jonathan G. Drachman